SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D

(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to
§ 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

BROOKFIELD DTLA FUND OFFICE TRUST INVESTOR INC.
 (Name of Issuer)

7.625% Series A Cumulative Redeemable Preferred Stock
(Title of Class of Securities)

112714209
(CUSIP Number)

William M. Kelly
Panning Capital Management, LP
510 Madison Avenue, Ste. 2400
New York, NY 10022

with a copy to:

James E. Bedar, Esq.
Brown Rudnick LLP
One Financial Center
Boston, MA 02111
(617) 856-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

July 22, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 112714209	Page 2 of 20 Pages

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 112714209	Page 3 of 20 Pages

13D
1	NAME OF REPORTING PERSONS PANNING CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	914,375
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	914,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 914,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 112714209	Page 4 of 20 Pages

1	NAME OF REPORTING PERSONS PANNING HOLDINGS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	914,375
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	914,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 914,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 112714209	Page 5 of 20 Pages

1	NAME OF REPORTING PERSONS WILLIAM M. KELLY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	914,375
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	914,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 914,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 112714209	Page 6 of 20 Pages

1	NAME OF REPORTING PERSONS KIERAN W. GOODWIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	914,375
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	914,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 914,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 112714209	Page 7 of 20 Pages

1	NAME OF REPORTING PERSONS FRANKLIN S. EDMONDS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	914,375
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	914,375
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 914,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 112714209	Page 8 of 20 Pages

SCHEDULE 13D

Company: BROOKFIELD DTLA FUND OFFICE TRUST INVESTOR INC.

Item 1.    Security and Issuer.

This Statement on Schedule 13D relates to the 7.625% Series A Cumulative Redeemable Preferred Stock (the “Preferred Stock”) of Brookfield DTLA Fund Office Trust Investor Inc., a Maryland corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 250 Vesey Street, New York, New York 10281.

Item 2.    Identity and Background.

(a)	and (f) This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i)	Panning Capital Management, LP ("Panning Capital Management"), a Delaware limited partnership;

(ii)	Panning Holdings GP, LLC ("Holdings"), a Delaware limited liability company;

(iii)	William M. Kelly ("Mr. Kelly"), a citizen of the United States of America;

(iv)	Kieran W. Goodwin ("Mr. Goodwin"), a citizen of the United States of America; and

(v)	Franklin S. Edmonds ("Mr. Edmonds"), a citizen of the United States of America.

(b)	The principal business and office address of each of the Reporting Persons is 510 Madison Avenue, Suite 2400, New York, NY 10022.

(c)	The principal business or occupation of each of the Reporting Persons is as follows:

(i)	The principal business of Panning Capital Management is to serve as investment manager to Panning Master Fund, LP (the "Master Fund"), a private investment company.

(ii)	The principal business of Holdings is to serve as the general partner of Panning Capital Management.

(iii)	The principal occupation of Mr. Kelly, Mr. Goodwin and Mr. Edmonds, respectively, is that of co-managing member of Holdings.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future

CUSIP No. 112714209	Page 9 of 20 Pages

violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The shares of Preferred Stock beneficially owned by the Reporting Persons (the "Shares") were acquired either pursuant to the merger described below, or in the period shortly thereafter. The shares of Preferred Stock beneficially owned by the Reporting Persons were initially acquired with the working capital of the Master Fund. The aggregate purchase price paid was approximately $22.2 million.

According to the Issuer’s filings with the Securities and Exchange Commission (the “SEC”):

(i)
The Issuer was formed for the purpose of consummating the transactions contemplated in that certain Agreement and Plan of Merger dated as of April 24, 2013, as amended, and the issuance of shares of MPG Preferred Stock in connection with the acquisition of MPG Trust and MPG Office, L.P. (together, “MPG”).

(ii)	On October 15, 2013, the Issuer completed the acquisition of MPG (the “merger”).

(iii)
At the effective time of the merger, each issued and outstanding share of MPG Preferred Stock automatically, and without a vote by the holders of MPG Preferred Stock, was converted into and canceled in exchange for the right to receive one share of the Issuer’s Preferred Stock.

Item 4.    Purpose of Transaction.

The Reporting Persons originally acquired shares of MPG Preferred Stock in the ordinary course of business for investment purposes.

Pursuant to the terms of the Articles Supplementary of the Issuer (the "Articles Supplementary") governing the rights of the holders of the Preferred Stock, if full payment (or the setting aside for payment) of all dividends on the Preferred Stock are in arrears for a period of six quarters, holders of Preferred Stock are entitled to elect two directors (the "Preferred Directors") to the Issuer's Board of Directors (the "Board"). As the Issuer has acknowledged in its filings with the SEC, the holders of Preferred Stock are currently entitled to elect two Preferred Directors to the Board. In accordance with the Articles Supplementary, holders of ten percent (10%) of the outstanding Preferred Stock have delivered to the Issuer a written request that the Issuer call a special meeting of holders of Preferred Stock for the purpose of electing two Preferred Directors to the Board (the "Special Meeting").

In anticipation of the Special Meeting, the Reporting Persons have delivered to the Issuer a letter (the "Nomination Letter"), substantially in the form set forth on Exhibit B hereto, nominating each of Alan Carr and Craig Perry (collectively, the "Nominees") to be elected as members of the Board by the holders of Preferred Stock at the Special Meeting. Each of the Nominees has consented to being named as a nominee for the Board in any proxy, consent or information statement issued relating to the election of directors of the Issuer at any Special Meeting of holders of Preferred Stock or otherwise and has agreed to serve as a

CUSIP No. 112714209	Page 10 of 20 Pages

director if so elected. To the knowledge of the Reporting Persons, neither of the Nominees beneficially owns any Preferred Stock of the Issuer. Panning Capital Management has entered into an agreement with each Nominee pursuant to which Panning Capital Management agreed to indemnify such Nominee from and against any losses resulting from or arising out of the nomination by Panning Capital Management of such Nominee for election as a director of the Company at the Special Meeting. The form of such agreement is attached hereto as Exhibit C.

The Reporting Persons do not believe that the limited and contingent voting rights of the Preferred Stock should result in the Shares being deemed to be voting equity securities subject to the reporting obligations under Section 13(d) of the Act. Nevertheless, the Reporting Persons have determined to take a conservative position with respect to the matter and as a result have determined to make this filing on Schedule 13D.

The Reporting Persons expressly disclaim membership in a group with, and beneficial ownership of, any securities beneficially owned by any other person (other than those reported herein).

As a holder of Preferred Stock, the Reporting Persons are considering their options with respect to the election of directors at the Special Meeting, but intend to vote for the Nominees at the Special Meeting. In connection therewith, the Reporting Persons may from time to time engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the election of directors at the Special Meeting.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Persons’ investment in the Preferred Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels and trading activity of the Preferred Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, for investment purposes and/or to change or influence the control of the Company, including, without limitation, (i) acquiring additional Preferred Stock and/or other equity, debt, notes, instruments or other securities (collectively,  “Securities”) of the Company in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in short selling of or any hedging or similar transactions with respect to the Securities; and/or (iv) otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 112714209	Page 11 of 20 Pages

Item 5.    Interest in Securities of the Issuer.

The percentages used herein are calculated based upon an aggregate of 9,730,370 shares of Preferred Stock issued and outstanding as of March 31, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, as filed with the SEC on May 15, 2014.

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 914,375 shares of Preferred Stock, representing approximately 9.4% of the Issuer’s issued and outstanding shares of Preferred Stock.

(b) All of the Shares are held by the Master Fund. Panning Capital Management, LP serves as the investment manager of the Master Fund and has voting and investment control with respect to the shares or other interests held by the Master Fund. Panning Holdings GP, LLC serves as general partner of Panning Capital Management.  Mr. Kelly, Mr. Goodwin and Mr. Edmonds are co-managing members of Holdings.  As a result, each of the Reporting Persons has shared voting power and shared dispositive power with regard to the Shares.

(c)           Not applicable.

(d)           No person other than the Reporting Persons or the Master Fund is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With RespectTo Securities of the Issuer.

Except for the Joint Filing Agreement attached hereto as Exhibit A, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps, exchange traded and/or “over-the-counter” puts and calls, warrants, forward purchase or sale transactions, future transactions, cap transactions, floor transactions, collar transactions, or other options or derivative or risk management transactions with one or more counterparties that are based upon the value of the Preferred Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Preferred Stock, the relative value of the Preferred Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Preferred Stock may be included, or a combination of any of the foregoing.  From time to time, the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions.  These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the

CUSIP No. 112714209	Page 12 of 20 Pages

 lender and typically provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan.  From time to time, to the extent permitted by applicable law, the Reporting Persons may borrow securities, including Preferred Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement

Exhibit B	Letter to Brookfield DTLA Fund Office Trust Investor Inc., dated July 24, 2014

Exhibit C	Form of Letter Agreement with Nominee

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 24, 2014

PANNING CAPITAL MANAGEMENT, LP
By:	/s/ William M. Kelly

	Name:	William M. Kelly
	Title:	Chief Operating Officer

PANNING HOLDINGS GP, LLC
By:	/s/ William M. Kelly

	Name:	William M. Kelly
	Title:	Co-managing member

WILLIAM M. KELLY /s/ William M. Kelly

KIERAN W. GOODWIN /s/ Kieran W. Goodwin

FRANKLIN S. EDMONDS /s/ Franklin S. Edmonds

Signature Page to Schedule 13D

EXHIBIT A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:  July 24, 2014

PANNING CAPITAL MANAGEMENT, LP
By:	/s/ William M. Kelly

	Name:	William M. Kelly
	Title:	Chief Operating Officer

PANNING HOLDINGS GP, LLC
By:	/s/ William M. Kelly

	Name:	William M. Kelley
	Title:	Co-managing member

WILLIAM M. KELLY /s/ William M. Kelly

KIERAN W. GOODWIN /s/ Kieran W. Goodwin

FRANKLIN S. EDMONDS /s/ Franklin S. Edmonds

Signature Page to Joint Filing Agreement

EXHIBIT B

July 24, 2014

VIA EMAIL AND CERTIFIED MAIL, RETURN RECEIPT REQUESTED

Michelle L. Campbell
Secretary
Brookfield DTLA Fund Office Trust Investor Inc. c/o Brookfield Office Properties Inc. 250 Vesey Street, 15th Floor New York, New York 10281

Re:           Special Meeting of Series A Preferred Stock

Dear Ms. Campbell:

Panning Capital Management, LP is a holder of record of shares of 7.625% Series A Cumulative Redeemable Preferred Stock (the "Series A Preferred Stock") of Brookfield DTLA Fund Office Investor Inc., a Maryland corporation (the "Company").

In connection with the special meeting of holders of Series A Preferred Stock (the "Special Meeting") to be called by the Company for the purpose of electing two directors to be determined by the holders of Series A Preferred Stock, the undersigned proposes that the following persons be nominated to the Board of Directors of the Company pursuant to Article THIRD, Section 6 of the Articles Supplementary of the Company (the "Articles Supplementary"): Alan Carr and Craig Perry.

Consistent therewith, the undersigned also requests that the following resolution be brought before the Special Meeting:

RESOLVED, that each of Alan Carr and Craig Perry is elected as director of the Company, each to serve in their capacity until their successors are duly elected and qualified as contemplated by Article THIRD, Section 6 of the Articles Supplementary.

Each of Messrs. Carr and Perry has consented to be named in any proxy statement related to the Special Meeting and to serve as a director if elected, and to the knowledge of the undersigned, there is no reason to believe that either of Messrs. Carr or Perry will be unable to serve. Exhibit A to this letter contains the relevant information with respect to each of the nominees. Exhibit B contains the written consent of each of the nominees to being named in the proxy statement relating to the Special Meeting and to serve as a director if elected.

The undersigned requests that any correspondence concerning this request be delivered to the undersigned at the addresses set forth below and copies of such correspondences should also be simultaneously delivered to the undersigned's counsel, Brown Rudnick LLP, One Financial Center, Boston, Massachusetts 02110, Attention: James Bedar, Esq., telephone (617) 856-8167, facsimile (617) 289-0462.

The foregoing request is made without waiver of or prejudice to any of the undersigned's rights and remedies, all of which are hereby expressly reserved.

Sincerely,

PANNING MASTER FUND, LP

/s/ William Kelly_________________
Name:   William Kelly
Title:      Authorized Signatory
Address:                510 Madison Avenue
24th Floor
New York, NY 10153
Attn: rayan@panning.com

cc:    Mitchell E. Rudin, President and Chief Executive Officer
         Bryan K. Davis, Chief Financial Officer

EXHIBIT A

Information Regarding Nominees

Name: Alan Carr
Date of Birth: March 2, 1970
Business Address: 630 Third Avenue, 21st Floor, New York, New York 10017
Residence Address: XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

Name: Craig Perry
Date of Birth: July 6, 1979
Business Address: 411 Theodore Fremd Avenue, Suite 206, Rye, New York 10580
Residence Address: XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

Class and number of shares of stock of the Company owned by the nominees:

Alan Carr: none
Craig Perry: none

Biographical Information:

Alan Carr is an investment professional with almost 20 years of experience working from the principal and advisor side on complex, process-intensive financial situations and he is the founder of Drivetrain Advisors, a fiduciary services firm that supports the investment community in legally- and process-intensive investments as a representative, director, or trustee.  Prior to founding Drivetrain Advisors in 2013, Mr. Carr was a Managing Director at Strategic Value Partners, LLC (“Strategic Value Partners”), where he led financial restructurings for companies in North America and Europe, working in both the US and Europe over nine years.   Prior to joining Strategic Value Partners, Mr. Carr was a corporate attorney at Skadden, Arps, Slate, Meagher & Flom LLP, where he represented clients in various major transactions.   Prior to that, he was an attorney at Ravin, Sarasohn, Baumgarten, Fisch & Rosen, P.C.  Mr. Carr currently serves on the Board of Directors of Tanker Investments Ltd., a specialized investment company organized under the laws of the Republic of the Marshall Island and traded on the Oslo Stock Exchange, which is focused on the oil tanker market, a position he has held since January 2014.  Mr. Carr currently does and has previously served on various boards of private companies in North America, Europe and Asia.

Craig Perry is the Chief Executive Officer and founder of Haloroc Holdings Corporation, a private holding company with a focus on investing in the real estate, financial and energy markets. Prior to founding Haloroc, Mr. Perry was a Managing Director at Panning Capital from the firm's inception in October 2012 until June 2014.  From 2008 to 2012, Mr. Perry was a founding partner at Sabretooth Capital Partners, an investment management firm, and served as the co-portfolio manager of Sabretooth's event-driven and macro investment team. Previously, Mr. Perry held positions at Swiss Re Financial Products Corporation and Credit Suisse Group as a portfolio manager with a focus on equities and distressed credit. Mr. Perry began his career as an analyst at King Street Capital Management.  Mr. Perry is a board member of Cortland

Partners, a private multifamily real estate firm with over 25,000 units under management. Mr. Perry holds a Bachelor of Arts in Economics from Princeton University.

EXHIBIT B

WRITTEN CONSENT OF NOMINEE TO BE NAMED IN A
PROXY STATEMENT AND TO SERVE AS A DIRECTOR

I, Alan Carr, hereby consent to being named as a nominee for the Board of Directors of Brookfield DTLA Fund Office Trust Investor Inc. (the "Company") with any proxy, consent or information statement issued relating to the election of directors of the Company at any Special Meeting of holders of preferred stock or otherwise. Furthermore, I agree to serve as a director if so elected.

Date: July 24, 2014

By:/s/ Alan Carr
Name: Alan Carr

I, Craig Perry, hereby consent to being named as a nominee for the Board of Directors of Brookfield DTLA Fund Office Trust Investor Inc. (the "Company") with any proxy, consent or information statement issued relating to the election of directors of the Company at any Special Meeting of holders of preferred stock or otherwise. Furthermore, I agree to serve as a director if so elected.

Date: July 24, 2014

By:/s/ Craig Perry
Name: Craig Perry

EXHIBIT C

Panning Capital Management, LP
510 Madison Avenue, 24th Floor
New York, New York 10022

July 24, 2014

Alan J. Carr
Drivetrain Advisors, Ltd.
630 Third Avenue, 21st Floor
New York, NY 10017

Craig Perry
411 Theodore Fremd Avenue, Suite 206
Rye, New York 10580

Dear Sirs:

This will confirm our understanding as follows:

You agree that you are willing, should we so elect, to become a member of a slate of nominees (the "Slate") of Panning Capital Management, LP and Panning Master Fund, LP, a fund managed by the undersigned (the "Nominating Parties"), to stand for election as a director of Brookfield DTLA Fund Office Trust Investor Inc., a Maryland corporation ("Issuer") at any Special Meeting or Annual Meeting of holders of 7.625% Series A Cumulative Redeemable Preferred Stock of Issuer (including any adjournment or postponement thereof the "Meeting") or appointment or election by other means.  You further agree to serve as a director of Issuer if so elected or appointed.

You understand that it may be difficult, if not impossible, to replace a nominee who, such as yourself, has agreed to serve on the Slate and, if elected or appointed, as a director of Issuer if such nominee later changes his mind and determines not to serve on the Slate or, if elected or appointed, as a director of Issuer.  Accordingly, the undersigned is relying upon your agreement to serve on the Slate and, if elected or appointed, as a director of Issuer.  You are being provided a form of Written Consent Of Nominee To Be Named In A Proxy Statement And To Serve As A Director (the “Nomination Consent”).

You agree that you will promptly complete and sign the Nomination Consent.  Furthermore, you understand that we may elect, at our expense, to conduct a background and reference check on you and you agree to complete and execute any necessary authorization forms or other documents required in connection therewith.

You further agree that (i) you will treat confidentially all information relating to the nomination which is non-public, confidential or proprietary in nature; (ii) neither you nor any of your affiliates will acquire or dispose of any securities of Issuer without the prior approval of the undersigned, which approval shall not be unreasonably withheld or delayed; and (iii) you will not issue, publish or otherwise make any public statement or any other form of communication relating to Issuer without the prior approval of the undersigned.

The undersigned agrees on behalf of the Nominating Parties that they will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, settlements, liabilities, costs, expenses and disbursements (including, without limitation, attorneys' fees, costs, expenses and disbursements) incurred by you in the event that you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating to your role as a nominee for director of Issuer on the Slate.  The undersigned further agrees on behalf of the Nominating Parties that the Nominating Parties will advance to you on your behalf any and all expenses (including, without limitation, attorneys’ fees, costs, expenses and disbursements) actually incurred by you in connection with such action, suit or proceeding, it being understood that, in the event that you are ultimately determined by a court of competent jurisdiction to not be entitled to indemnification or advancement of expenses, you agree to promptly repay such amounts to the Nominating Parties.  Your right of indemnification hereunder shall continue after the Meeting has taken place but only for events that occurred prior to the Meeting and subsequent to the date hereof.  Anything to the contrary herein notwithstanding, the Nominating Parties are not indemnifying you for any action taken by you or on your behalf that occurs prior to the date hereof or subsequent to such time as you are no longer a nominee on the Slate or for any actions taken by you as a director of Issuer, if you are elected or appointed.

Nothing herein shall be construed to provide you with indemnification (i) if you are found to have engaged in a violation of any provision of state or federal law; (ii) if you acted in a manner that constitutes gross negligence or willful misconduct; or (iii) if you provided false or misleading information, or omitted material information in connection with your nomination.  You shall promptly notify the undersigned in writing in the event of any third-party claims actually made against you or known by you to be threatened if you intend to seek indemnification hereunder in respect of such claims.  In addition, upon your delivery of notice with respect to any such claim, the undersigned shall promptly assume control of the defense of such claim, and any settlement thereof, with counsel chosen by the undersigned.  The undersigned may not enter into any settlement of any such claim without your consent unless such settlement includes (i) no admission of liability or guilt by you, and (ii) an unconditional release of you from any and all liability or obligation in respect of such claim.  You confirm that you are independent of the undersigned.  Each of us recognizes that should you be elected or appointed to the Board of Directors of Issuer all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties, as applicable, to Issuer and to the stockholders of Issuer and, as a result, that there is, and can be, no agreement, arrangement or understanding between you and the undersigned that would govern or influence the decisions which you will make as a director of Issuer.

This agreement shall automatically terminate on the earliest to occur of (i) the conclusion of Issuer's next Meeting (regardless of the outcome), (ii) your election or appointment to the Board of Directors of Issuer or (iii) our communication to you of our intent not to proceed with the nomination.

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This letter sets forth the entire agreement between the undersigned and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by the undersigned and you.  This letter shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law.

Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter will become a binding agreement between us.

Very truly yours,

PANNING CAPITAL MANAGEMENT, LP

By:
Name:
Title:

Agreed to and accepted as
of the date first written above:

___________________________
Name:   Alan J. Carr

___________________________
Name:   Craig Perry

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